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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



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                               724 SOLUTIONS INC.
             (Exact Name of Registrant as Specified in its Charter)

                 ONTARIO                                  INAPPLICABLE
(State or Other Jurisdiction of Incorporation           (I.R.S. Employer
             or Organization)                          Identification Number)

       4101 YONGE STREET, SUITE 702
            TORONTO, ONTARIO                                 M2P 1N6
 (Address of Principal Executive Offices)                   (Zip Code)


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     If this form relates to the registration of a class of securities pursuant
to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A(c), check the following box. |_|

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. |X|

     SECURITIES ACT REGISTRATION STATEMENT FILE NUMBER TO WHICH THIS FORM
RELATES:  N/A.

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE EXCHANGE ACT:

                                      NONE

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE EXCHANGE ACT:

                        RIGHTS TO PURCHASE COMMON SHARES



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ITEM 1.    DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On January 22, 2003, the Board of Directors of 724 Solutions Inc., an Ontario corporation (the "Corporation"), authorized the Corporation to adopt a shareholder rights plan. On February 10, 2003, the Corporation and Computershare Trust Company of Canada, as Rights Agent, entered into a Shareholders Rights Plan Agreement (the "Rights Plan") and one right (each, a "Right") was issued under the Rights Plan and attached to each outstanding common share of the Corporation. The Rights Plan will be submitted to shareholders for ratification at the annual shareholders' meeting to be held in April 2003 (the "Meeting"). A Right only becomes exercisable upon the occurrence of a Flip-In Event, which is a transaction in which a person becomes an Acquiring Person and which otherwise does not meet the requirements of a Permitted Bid or certain other limited exceptions (as further discussed below).

         When exercised, a Right entitles each shareholder who is not then attempting to acquire control of the Corporation to purchase additional common shares at a substantial discount to market value. Any such purchase would cause substantial dilution to the person or group of persons attempting to acquire control of the Corporation, other than by way of a Permitted Bid. The Rights will expire on the termination of the Rights Plan, unless redeemed before such time.

TERMS OF THE RIGHTS PLAN

         The material terms of the Rights Plan are summarized below. Reference should be made to the actual provisions of the Rights Plan, a copy of which is filed as an exhibit to this report. Capitalized terms that are not defined below have the meanings attributed to such terms in the Rights Plan.

         ACQUIRING PERSON

         An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding common shares of the Corporation. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

         o a person who acquires 20% or more of the outstanding common shares due to (i) acquisitions of common shares by the Corporation, (ii) pro rata distributions of common shares by the Corporation, (iii) acquisitions of common shares upon exercise of Convertible Securities acquired pursuant to certain exempt transactions, (iv) an amalgamation, merger or other statutory procedure requiring shareholder approval, or
                  (v) the issuance of common shares on an exempt private placement basis (subject to certain limits); and

         o underwriters who obtain common shares for the purpose of a public distribution.

         BENEFICIAL OWNERSHIP

         The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or equitable ownership of common shares. In addition, a person is deemed to be the Beneficial Owner of common shares in circumstances where that person or its Affiliates or

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Associates, and any other person acting jointly or in concert with such person, has a right to acquire common shares within 60 days. There are various exceptions to this definition set forth in the Rights Plan.

         PERMITTED BID

         If a Take-over Bid is structured as a Permitted Bid, a Flip-In Event will not occur and the Rights will not become exercisable. Permitted Bids must be made by means of a take-over bid circular and comply with the following:

      - the Take-over Bid must be made to all shareholders other than the bidder;

      - the Take-over Bid must not permit the bidder to take up any common shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid is made, and then only if at such time more than 50% of the common shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates, Associates and persons acting jointly or in concert with the bidder), have been tendered pursuant to the Take-over Bid and not withdrawn;

      - the Take-over Bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, common shares may be tendered at any time during the 60 day period referred to in the immediately preceding paragraph and that any common shares deposited pursuant to the Take-over Bid may be withdrawn until they have been taken up and paid for; and

      - the Take-over Bid must contain an irrevocable and unqualified provision that, if more than 50% of the common shares held by Independent Shareholders are tendered pursuant to the Take-over Bid within the 60-day period, then the bidder must make a public announcement of that fact and the Take-over Bid must then remain open for an additional 10 business days from the date of such public announcement.

         The Rights Plan also allows a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, that satisfies all of the requirements of a Permitted Bid, except that (i) no common shares will be taken up or paid for until the later to occur of the date which is generally 35 days after the date the Take-over Bid is made and the 60th day after the date of the Permitted Bid that is then outstanding, and (ii) at the close of business on the date common shares are first taken up or paid for, more than 50% of the then outstanding common shares held by Independent Shareholders have been tendered in such Take-over Bid and not withdrawn. If this 50% requirement is satisfied, the applicable bidder must make a public announcement of that fact and the Take-over Bid must remain open for tenders of common shares for at least ten business days after the date of such public announcement.

         The requirements of a Permitted Bid and a Competing Permitted Bid enable shareholders to decide whether the Take-over Bid or any Competing Permitted Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed. Moreover, if there is sufficient support for a Take-over Bid such that at least 50% of the common shares

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held by Independent Shareholders have been tendered to it, a shareholder who has not yet tendered to that bid will have a further 10 business days in which to decide whether to withdraw its common shares from a Competing Take-over Bid, if any, and whether to tender to the Take-over Bid.

         WAIVER AND REDEMPTION

         Until the occurrence of a Flip-in Event as to which the Board of Directors has not issued a waiver, the Board of Directors may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 (subject to adjustment) per Right. In addition, until the occurrence of a Flip-in Event as to which the Board of Directors has not issued a waiver, the Board of Directors may determine to waive the application of the Rights Plan to any Flip-in Event.

         The Board of Directors may also waive the application of the Rights Plan to any Flip-in Event if the Board determines that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person and such Person has reduced its Beneficial Ownership of common shares such that at the time of the granting of a waiver, such Person is no longer an Acquiring Person.

         The Board of Directors will be deemed to have redeemed the Rights at the Redemption Price on the date that the Person making the Permitted Bid, Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived or been deemed to waive the application of the Rights Plan, has taken up and paid for the common shares pursuant to the applicable bid.

         TERMINATION

         The Rights Plan will expire, subject to certain conditions, at the close of the annual meeting of shareholders of the Corporation in 2004 and every one year anniversary thereafter and so on unless the continuation of the Rights Plan for each such one year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of the Corporation.

         If the Rights Plan is not approved by the Independent Shareholders by July 21, 2003, it will terminate immediately unless a Flip-in Event (as to which the Board of Directors has not granted a waiver) has occurred on or prior to such date.

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ITEM 2.    EXHIBITS.

EXHIBIT NO.
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1                        Shareholder Rights Plan Agreement dated as of February
                         10, 2003, between 724 Solutions Inc. and Computershare Trust Company of Canada, as Rights Agent, including the Form of Rights Certificate attached thereto as Exhibit A; incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-K dated February 18, 2003.

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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.



                             724 SOLUTIONS INC.



                             By: /s/ Eric Lowy
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                                 Name:  Eric Lowy
                                 Title: General Counsel and Corporate Secretary


Date:    February 20, 2003